800 – 324 8th Avenue SW Calgary AB, T2P 2Z2 www.computershare.com
March 4, 2022 To: All Canadian Securities Regulatory Authorities New York Stock Exchange Securities and Exchange Commission Dear Sirs/Madames:
Subject: TELUS International (Cda) Inc.
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 31, 2022
Record Date for Voting (if applicable):	March 31, 2022
Beneficial Ownership Determination Date:	March 31, 2022
Meeting Date:	May 20, 2022
Meeting Location (if available):	Virtual Meeting (Online)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
Subordinate Voting Shares	87975H100	CA87975H1001
Multiple Voting Shares	N/A	N/A

Sincerely,

Computershare
Agent for TELUS International (Cda) Inc.